Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the quarters ended June 30, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2014		June 30, 2013
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	4,212,298	684,615	4,207,482	683,832
Cost of goods sold	(3,395,460)	(551,856)	(3,396,703)	(552,058)
Gross profit	816,838	132,759	810,779	131,774
Other operating income	12,035	1,956	36,588	5,947
Research and development costs	(122,183)	(19,858)	(115,874)	(18,833)
Selling, distribution and administrative costs	(379,509)	(61,681)	(397,735)	(64,643)
Operating profit	327,181	53,176	333,758	54,245
Finance costs	(30,656)	(4,982)	(39,597)	(6,436)
Share of (loss)/profit of associates	(61)	(10)	112	18
Share of loss of joint ventures	(9,021)	(1,466)	(9,989)	(1,623)
Profit before tax	287,443	46,718	284,284	46,204
Income tax expense	(58,180)	(9,456)	(54,240)	(8,815)
Profit for the period	229,263	37,262	230,044	37,389
Attributable to:
Equity holders of the parent	165,361	26,876	166,280	27,026
Non-controlling interests	63,902	10,386	63,764	10,363
	229,263	37,262	230,044	37,389
Net earnings per common share	4.44	0.72	4.46	0.73
Unit sales	127,799		141,147

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the six months ended June 30, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2014		June 30, 2013
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	8,763,058	1,424,239	8,011,034	1,302,014
Cost of goods sold	(7,157,867)	(1,163,351)	(6,463,099)	(1,050,432)
Gross profit	1,605,191	260,888	1,547,935	251,582
Other operating income	41,531	6,750	57,506	9,346
Research and development costs	(227,102)	(36,910)	(210,733)	(34,250)
Selling, distribution and administrative costs	(745,725)	(121,201)	(722,039)	(117,351)
Operating profit	673,895	109,527	672,669	109,327
Finance costs	(68,456)	(11,126)	(73,791)	(11,993)
Share of profit of associates	155	25	106	17
Share of loss of joint ventures	(24,191)	(3,932)	(25,747)	(4,185)
Profit before tax	581,403	94,494	573,237	93,166
Income tax expense	(114,361)	(18,587)	(110,646)	(17,983)
Profit for the period	467,042	75,907	462,591	75,183
Attributable to:
Equity holders of the parent	345,325	56,125	339,784	55,223
Non-controlling interests	121,717	19,782	122,807	19,960
	467,042	75,907	462,591	75,183
Net earnings per common share	9.27	1.51	9.12	1.48
Unit sales	279,708		271,891

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of June 30, 2014		As of December 31, 2013 (audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	2,372,569	385,608	3,561,848
Trade and bills receivables	8,495,057	1,380,681	7,437,948
Inventories	2,189,499	355,854	2,334,052
Trade and bills payables	5,298,514	861,155	5,085,349
Short-term and long-term interest-bearing loans and borrowings	2,111,216	343,131	2,259,377
Equity attributable to equity holders of the parent	6,474,828	1,052,338	6,391,573

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